UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On July 2, 2025, the board of directors (the “Board”) of Globavend Holdings Limited, a Cayman Island exempted company (the “Company”), approved a reverse stock split that would consolidate every two hundred (200) issued and unissued shares of US$0.001 par value each in the share capital of the Company into one (1) share of US$0.20 par value each, with an effective date of July 21, 2025 (the “Reverse Stock Split”). A majority of the shareholders of the Company approved the Reverse Stock Split at an extraordinary general meeting of shareholders held on April 28, 2025, to be effected at such date as determined by the Board by no later than 27 April 2026.

Upon the opening of the market on July 21, 2025, the Company’s ordinary shares will begin trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis under the current symbol “GVH.” The new CUSIP number following the Reverse Stock Split is G3R39B116.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 253 million to approximately 1.27 million and will affect all outstanding ordinary shares. Every two hundred outstanding ordinary shares will be combined into and automatically become one post-Reverse Stock Split ordinary share. Any fractional share in the total number of issued post-Reverse Stock Split ordinary shares that would have resulted from the Reverse Stock Split will be rounded up to the nearest whole number by the issue of such fractional post-Reverse Stock Split ordinary share as necessary to Cede & Co at par value. The par value of the ordinary shares will be increased from $0.001 to $0.20.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated July 17, 2025 titled “Globavend Holdings Limited Announces 1-for-200 Reverse Stock Split,” which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of July 17, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: July 17, 2025

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